DATE:	February 9, 2010

TO:	Ms. Jenifer Gallagher
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

FROM:	Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
(Tel) 303-278-8464
(Fax) 303-279-3772

RE: Addendum to the Atna Resource’s Correspondence Dated February 2, 2010 regarding the SEC Comment Letter dated December 16, 2009, in respect of:

Atna Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2008 (the “Original Filing”)
Filed March 31, 2009
File No. 000-29336

Dear Ms. Gallagher:

The following responses are provided as an addendum to the Company’s correspondence dated February 2, 2010 to the US Securities and Exchange Commission in connection with the above referenced comment letter. The Company proposes to use this guidance in preparing the Form 20-F for the Fiscal Year Ended December 31, 2009 and other public disclosures.

The Company believes that the impacts of the comments are relatively immaterial to the Original Filing as a whole and that an amendment of the Original Filing at this date would create confusion and not serve the best interests of the Company’s shareholders. It is the Company’s opinion that these proposed clarifications and corrections should be applied to the imminent filing of the 2009 Form 20-F filing, which is expected to occur by mid-March.

The Original Filing

Selected Financial Data, page 1

1.	Please disclose selected financial data for your five most recent fiscal years to comply with Item 3.A. of Form 20-F.

Response: The Company concurs with your comment and will add the missing financial data to the 2009 Form 20-F.

Offering and Listing Details, page 53

2.
On page 1 of your management’s discussion and analysis, filed as Exhibit 15.2 you state your common shares trade on electronic pink sheets in the U.S. under the symbol “ATNAF.” We would ordinarily expect this information to be disclosed under Item 9.C. of Form 20-F.

Response: The Company concurs with your expectation and the Company will ensure that the listing information is consistent and complete in the 2009 Form 20-F regarding the Company’s listing in the U.S. under Item 9.C. Please note that as of February 1, 2010 the Company’s US listing has changed from the over-the counter Pink Sheets to the over-the-counter Bulletin Board (“OTCBB”) and will continue to be quoted under the symbol “ATNAF”.

Controls and Procedures, page 65

3.	It does not appear from your disclosure that management has conducted an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008.

Response: Management did in fact conduct an assessment of the effectiveness of the Company’s internal control over financial reporting and determined that it was effective as of December 31, 2008. The Company acknowledges that the language included in the Original Filing could have been clearer regarding management’s conclusions regarding such assessment.

Since the date of the Original Filing the Company has had no shareholder comments regarding management’s opinion on the effectiveness of the internal controls over financial reporting. The Company believes that amending the Original Filing at this time would more than likely confuse shareholders rather than provide them with added clarity.

Therefore, The Company proposes to clarify management’s conclusion that the Company’s internal control over financial reporting was effective in Item 15 – Controls and Procedures in the imminent filing of the 2009 Form 20-F.

The Company did include an annual report regarding its internal control over financial reporting in the Original Filing, and the Company does not believe that the imprecise language or any of the other errors identified in your comment letter impacts the Company’s conclusion that the disclosure controls and procedures are effective.

Exhibit 12.1

4.
Please revise the certifications filed by your principal executive officers to include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting as set forth in Exhibit Instruction 12.

Response: The Company concurs with your finding and the Company proposes to add the required language to the Section 302 certifications filed as Exhibit 12.1 to the 2009 Form 20-F.

Exhibit 15.1 Consolidated Audited Financial Statements

Consolidated Statements of Operations, page 5

5.
We note you report comprehensive income for the fiscal year ended December 31, 2008 of $24,834,900 which does not reflect a proper summation of the amounts listed in your statement, adding to $28,493,900. Please revise your presentation as necessary to resolve this inconsistency.

Response: The Company concurs with your finding and the Company proposes to correct the summation in the Consolidated Statements of Operations included in the imminent filing of the 2009 Form 20-F as Exhibit 15.1 – Consolidated Audited Financial Statements.

The Company does not believe that this error makes the financials misleading, since it had no impact on the 2008 net income or earning per share or any balance sheet amount, nor did the error carryforward to any other financial statements, footnotes or disclosures. The Other Comprehensive Income information is correct in the Statement of Stockholders equity.

Consolidated Statements of Cash Flows, page 7

6.
Please tell us how you concluded that presenting cash proceeds from the sale of short term investments as investing activities on your statements of cash flows was not inconsistent with your disclosure in the third paragraph on page 10 identifying short term investments as trading securities for which cash flows are reported as operation activities; and having presented cash disbursements for the purchase of short term investments as operating activities.

Response: The Company has reviewed the history of the accounting for these investments and the detail of the assets comprising the balance of the short term investments. That review has determined that these investments had been accounted for as available-for-sale investments in the 2007 Form 20-F. After the merger of Atna Resources Ltd. and Canyon Resources Corporation in March 2008, the new accounting group comprised of the Canyon Resources employees made an incorrect determination that these investments should be accounted for as trading securities. Upon further review of the purpose and type of those investments, it has been determined that the investments should have been accounted for as available-for-sale consistent with the accounting in the prior year.

Therefore, the Company believes that the correct accounting treatment of these investments as available-for-sale would require that the purchase of short term investments of $116,400 and $980,400, for the years ended 2008 and 2007, respectively, be presented as investing activities in the consolidated statement of cash flows rather than as operating activities. Also for the year ended 2008, the immaterial amount of $25,700 would be recorded into other comprehensive income from other income.

Therefore, the Company proposes that the 2008 and 2007 purchases of short term investments will be presented as investing activities in the Consolidated Statements of Cash Flows in the 2009 Form 20-F filed as Exhibit 15.1 – Consolidated Audited Financial Statements. The company will also correct its footnote disclosure to reflect the available for sale accounting treatment.

Note 2 – Accounting Policies, page 10

7.
We note that the disclosures under this heading do not include accounting policies for mineral property costs other than exploration costs, which you expense as incurred, although it appears from your disclosures at Note 7 that you capitalize acquisition and mine development costs.

Tell us the extent to which you have adhered to this guidance when preparing your U.S. GAAP reconciliation and submit the revisions necessary to clarify and confirm your accounting policy. We expect that you will need to differentiate between acquisition, exploration and development costs.

Response: The accounting policies related to exploration, acquisition cost and development costs follow US GAAP as Canadian GAAP allows for the choice of capitalizing or expensing exploration costs. Therefore, no material reconciling items were identified. The Company proposes that additional policy disclosures should be added to the 2009 financial statements as an exhibit to the 2009 Form 20-F to clarify and confirm the Company’s accounting policies as follows:

Exploration Expenditures: Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.

Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the drilling program, we can conclude that it is probable that such a conversion will take place. The assessment of probability is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping or feasibility study confirming potential economic viability of the resource; and preliminary estimates of resources and or reserves at the mine. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at the sites are expensed as mine site exploration.

The costs of activities at projects after mineralization is classified as proven and probable reserves are capitalized.  Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. Project activities include: preparation of engineering scoping, prefeasibility and feasibility studies; metallurgical testing; permitting; and sample mining. The cost of start-up activities at mine and projects such as recruiting and training are also expensed as incurred within project expense.

Capitalized Development Costs: The costs of removing overburden and waste material at an open pit mining operation prior to the commencement of production are capitalized development costs. These capitalized development costs are referred to as “pre-stripping costs”. The production phase of an open pit mine commences when saleable materials beyond a de minimis amount are produced. Pre-stripping costs are variable production costs and are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Pre-stripping costs are amortized using the unit of production method, where the denominator is the estimated recoverable ounces of gold in the associated open pit.

Impairment Evaluations: Producing mines and capital projects are reviewed at least annually for any potential impairment adjustments. If the sum of the undiscounted cash flows expected to be generated is less than the carrying amount of the individual asset, an impairment loss is recognized.

Engineering Comments

General

8.
We note that your website and in some of your press release you have referred to or you the terms “measured,” “indicated,” and “inferred” resources. If you continue to make references on your website or in press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal information tab or page.

Please indicate the location of this cautionary language in your response.

Response: The Company has revised the cautionary language in its press releases to be exactly as you requested. In addition, the Company added the exact cautionary language to its website at http://www.atna .com/s/Cautionary Notes.

9.
Given that your website also contains disclosures about adjacent or other properties on which your company appears to have no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information.

Please indicate the location of this cautionary language in your response.

Response: The Company added the cautionary language to its website at http://www.atna ..com/s/Cautionary Notes.

Columbia Property, page 21

10.	We note that you disclose a non-compliant resource estimate in this and other sections of your filing.

Response: The Company believes that its disclosure of non-compliant historical resource information on its Columbia property complies with National Instrument 43-101. Prior to filing it had received comments from the TSX mining specialist, Alex Homenuke, regarding its disclosures of historical resources. Mr. Homenuke requested that the Company add additional disclosures regarding the reliability of the historical estimate, which the Company did. The Company believes that its disclosures regarding the Columbia property’s non-compliant historical resource estimate includes sufficient disclosures to satisfy the following four bullet points listed in your comment as follows:

•	Identify the source and state of the historical estimate

Excerpt from the Original Filing: An historic, non NI43-101 compliant resource for Columbia was reported in a feasibility study titled “Seven-Up Pete Joint Venture, Seven-Up Pete Feasibility Study” dated September 1991 by Phelps Dodge Corporation. The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to Measured and Indicated resource under NI 43-101) grading 0.060 oz/ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to Inferred resource under NI 43-101) of 3.0 million tons grading 0.063 oz/ton gold (190,000 contained ounces gold). A cutoff grade of 0.02 oz/ton was used in the estimate.

•	Comment on the relevance and reliability of the estimate

Excerpt from the Original Filing: The block modeling methodology used to develop this estimate is consistent with current estimating methodologies. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

•	State whether the historical estimate uses categories other than those prescribed by NI 43-101

Excerpt from the Original Filing: The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to Measured and Indicated resource under NI 43-101) grading 0.060 oz/ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to Inferred resource under NI 43-101) of 3.0 million tons grading 0.063 oz/ton gold (190,000 contained ounces gold).

•	Include any more recent estimates or data available

Excerpt from the Original Filing:  Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to estimate resources for the property that are compliant with the NI 43-101 technical reporting standards.

The Company reported an updated NI 43-101 technical report on September 10, 2009.

Please revise your disclosure to comply with this guidance.

Response: The Company believes that its disclosures regarding the Columbia property’s non-compliant historical resource estimate includes sufficient disclosures to satisfy the above requirements.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the comments above the Company has proposed that the clarifications and corrections recommended by the Division of Corporate Finance be applied to the imminent filing of the Company’s Form 20-F for the fiscal year ended December 31, 2009, rather than amending the Original Filing.

Please do not hesitate to contact me if you have any further questions.

Sincerely

Atna Resources Ltd.

/s/ David P. Suleski
David P. Suleski
Chief Financial Officer

cc:	James Hesketh, Atna Resources Ltd.
Joe Adams, Ehrhardt Keefe Steiner Hottman PC
Bryan Howe, Ehrhardt Keefe Steiner Hottman PC
Richard Mattera, Hogan & Hartson L.L.P.